SECI 09055356 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Pacific, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Montgomery Street, Suite 1010
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Harlan P. Kleiman — 415-435-4260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

SEC
Mail Processing
Section
FEB 12 2009
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SHORELINE PACIFIC, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007
With
Report of Independent Auditors

Rowbotham
& COMPANY LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Shoreline Pacific, LLC as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Shoreline Pacific, LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreline Pacific, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 2, 2009

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM

SHORELINE PACIFIC, LLC

Oath of Corporate Officer
December 31, 2008

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office, or director has any proprietary interest in any account classified solely as that of a customer.

Harlan P. Kleiman
Shoreline Pacific, LLC

SHORELINE PACIFIC, LLC

Statements of Financial Condition
As of December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$82,888	$428,292
Accounts receivable, net	---	---
Other assets	10,324	3,054
Total assets	$93,212	$431,346
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$31,233	$ ---
Income taxes payable	1,700	6,800
Total liabilities	32,933	6,800
Member's equity	60,279	424,546
Total liabilities and member's equity	$93,212	$431,346

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Fees	$367,452	$2,568,776
Expenses:		
General and administrative	325,749	1,405,408
Income taxes	1,700	6,800
Total expenses	327,449	1,412,208
Net income	$ 40,003	$1,156,568

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Member's Equity
For the Years Ended December 31, 2008 and 2007

	Member's Equity
Balance at January 1, 2007	$ 270,944
Withdrawals	(1,002,966)
Net income	1,156,568
Balance at December 31, 2007	424,546
Contributions	84,000
Withdrawals	(488,270)
Net income	40,003
Balance at December 31, 2008	$ 60,279

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 40,003	$ 1,156,568
Reserve for doubtful accounts	---	12,333
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	---	(11,112)
Other assets	(7,270)	(2,776)
Accounts payable	31,233	(9,719)
Income taxes payable	(5,100)	---
Net cash provided by operating activities	58,866	1,145,294
Cash flows from financing activities:		
Contributions	84,000	---
Withdrawals	(488,270)	(1,002,966)
Net cash used in financing activities	(404,270)	(1,002,966)
Net increase (decrease) in cash	(345,404)	142,328
Cash:		
At the beginning of the year	428,292	285,964
At the end of the year	$ 82,888	$ 428,292

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

General - Shoreline Pacific, LLC is a limited liability company established in August 2000. The last date on which Shoreline Pacific, LLC is to dissolve is December 31, 2045. On April 3, 2001, the National Association of Securities Dealers, Inc. approved Shoreline Pacific, LLC's membership. Shoreline Pacific, LLC will be providing financing and financial advisory services to public companies. Shoreline Pacific, LLC will not hold customer funds or safekeep customer securities.

Basis of Accounting - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value - Shoreline Pacific, LLC adopted the provisions of SFAS No. 157 as amended by FSP FAS 157-1 and FSP FAS 157-2 on January 1, 2008. Shoreline Pacific, LLC recorded no change to its opening balance of accumulated deficit as of January 1, 2008 as it did not have any financial instruments requiring retrospective application per the provisions of SFAS No. 157.

Fair Value Hierarchy - SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect Shoreline Pacific, LLC's own assumptions of market participant valuation (unobservable inputs). In accordance with SFAS No. 157, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

SFAS No. 157 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value - Shoreline Pacific, LLC measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, Shoreline Pacific, LLC uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued.

Credit risk adjustments are applied to reflect Shoreline Pacific, LLC's own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates Shoreline Pacific, LLC's own credit risk as observed in the credit default swap market.

The following table presents Shoreline Pacific, LLC's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash	$82,889	$---	$---	$82,889

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Accounts Receivable - Shoreline Pacific, LLC provides its services to customers on an open credit basis. Shoreline Pacific, LLC's accounts receivable are due from such customers and are generally uncollateralized. Shoreline Pacific, LLC uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. The balance of the reserve for doubtful accounts, deducted against accounts receivable to properly reflect the realizable value, is $12,333. Bad debt expense totaled none and $12,333 for the years ended December 31, 2008 and 2007.

Revenue Recognition - Shoreline Pacific, LLC's revenues are recognized when earned.

Expense Recognition - Shoreline Pacific, LLC's expenses are charged to expense as incurred.

Income Taxes - Shoreline Pacific, LLC is treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member.

Concentration of Credit Risk - Financial instruments that potentially subject Shoreline Pacific, LLC to a concentration of credit risk principally consist of cash and accounts receivable.

At times, cash may be in excess of federally insured limits.

Shoreline Pacific, LLC had one customer that comprises 100% of total accounts receivable at December 31, 2008 and December 31, 2007.

For the year ended December 31, 2008, approximately 49%, 26% and 19% of fees were from three customers. For the year ended December 31, 2007, approximately 36%, 18%, 14%, and 12% of fees were from four customers.

Comprehensive Income - Shoreline Pacific, LLC has adopted the provisions to SFAS No. 130, "Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components for general purpose financial statements. For all periods presented, there were no differences between net income and comprehensive income.

2. Related Party Transactions

During 2008 and 2007, Shoreline Pacific, LLC distributed $488,270 and $1,002,966 to its member.

During 2008 and 2007, Shoreline Pacific, LLC received $84,000 and none from its member.

3. Net Capital Requirements

Shoreline Pacific, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, Shoreline Pacific, LLC had net capital of $49,955 and $421,492. Net capital is $44,955 and $416,492 in excess of its required net capital of $5,000. At December 31, 2008 and 2007, Shoreline Pacific, LLC's ratio of aggregated indebtedness to net capital was 0.66 to 1 and 0.02 to 1.

Supplementary Information

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

Report of Independent Auditors on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member:

We have audited the accompanying financial statements of Shoreline Pacific, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 2, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 2, 2009

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM

SHORELINE PACIFIC, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Net Capital	
Total member's equity from statement of financial condition	$60,279
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	
Other assets	(10,324)
Net capital before haircuts on securities position	49,955
Haircuts on securities	---
Net capital	$49,955
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 2,196
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 5,000
Excess net capital	$44,955
Excess capital at 1000%	$46,662
Aggregate Indebtedness	
Total liabilities from statement of financial condition	$32,933
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$32,933
Ratio: Aggregated indebtedness to net capital	0.66 to 1

SHORELINE PACIFIC, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Shoreline Pacific, LLC has no reserve requirements as of December 31, 2008, under Rule 15c3-3.

SHORELINE PACIFIC, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Shoreline Pacific, LLC is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2008.

SHORELINE PACIFIC, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of December 31, 2008

Reconciliation of differences between Computation of Net Capital as filed by Shoreline Pacific, LLC in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by Shoreline Pacific, LLC in Part IIA	$50,855
Differences:	
Audit adjustment to correct provision for income taxes	(900)
Net capital as reported in the financial statements	$49,955

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary schedules of Shoreline Pacific, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 2, 2009

OATH OR AFFIRMATION

I, Harlan P. Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Pacific, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

2/6/09

Notary Public

STEVEN M. KETCHERSID
Commission # 1598442
Notary Public - California
San Francisco County
My Comm. Expires Jul 31, 2009

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

END